SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Georgia-Pacific Corporation

(Name of Subject Company (Issuer))

Georgia-Pacific Corporation

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Georgia-Pacific Group Common Stock, par
value $.80 per share, and
Certain Outstanding Stock Appreciation Rights

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kenneth F. Khoury, Esq.
Vice President, Deputy General Counsel and Secretary
GEORGIA-PACIFIC CORPORATION
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 652-4000

Copy To:
Cal Smith, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$74,756,381	$6,048(1)

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 10,684,721 shares of common stock of Georgia-Pacific Corporation and 3,571,000 SAR units will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options and SARs ($74,756,381), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain outstanding options for restricted stock and certain outstanding SARs for replacement SARs, subject to the terms and conditions in the Offer to Exchange, dated May 7, 2003 (the “Offer to Exchange”). The purpose of this Amendment No. 2 is to refile as an exhibit hereto the Offer to Exchange to show certain revisions made to this document.

Item 12. Exhibits

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated May 7, 2003.
(a)(2)	Form of written Election Form.*
(a)(3)	Form of Online Election Form.*
(a)(4)	Georgia-Pacific Exchange Program Telephone Election System Script.*
(a)(5)	Form of written Change of Election Form for Non-U.S. Employees*
(a)(6)	Letter from A.D. Correll to Eligible Employees Regarding the Offer.*
(a)(7)	Form of Grants Eligible For Exchange Report.*
(a)(8)	Notice to Eligible Employees*
(b)	Not applicable.
(d)(1)	Form of Restricted Share Grant Agreement for U.S. Employees (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(2)	Form of Replacement SAR Award Agreement for U.S. Employees (included as Appendix C in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(3)	Form of Restricted Share Grant Agreement for Non-U.S. Employees (included as Appendix D in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(4)	Form of Replacement SAR Award Agreement for Non-U.S. Employees (included as Appendix E in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(5)	Georgia-Pacific Long-Term Incentive Plan, as amended through January 1, 2002 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed March 28, 2003, File No. 1-3506).
(d)(6)	Amendment to Georgia-Pacific Long-Term Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(7)	Georgia-Pacific 1995 Shareholder Value Incentive Plan, as amended through December 16, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(8)	Amendment to Georgia-Pacific 1995 Shareholder Value Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(9)	Georgia-Pacific Long-Term Appreciation Plan.*
(d)(10)	Amendment Number One to the Georgia-Pacific Corporation Long-Term Appreciation Plan.*
(d)(11)	Fort James Corporation 1996 Stock Incentive Plan, as amended through August 12, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(12)	Amendment to the Fort James Corporation 1996 Stock Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(13)	James River Corporation of Virginia 1987 Stock Option Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(14)	Amendment to the James River Corporation of Virginia 1987 Stock Option Plan, dated as of May 6, 2003 (incorporated herein by reference to Exhibit A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

Date:	May 21, 2003	By: /s/ Kenneth F. Khoury Kenneth F. Khoury, Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated May 7, 2003.
(a)(2)	Form of written Election Form.*
(a)(3)	Form of Online Election Form.*
(a)(4)	Georgia-Pacific Exchange Program Telephone Election System Script.*
(a)(5)	Form of written Change of Election Form for Non-U.S. Employees*
(a)(6)	Letter from A.D. Correll to Eligible Employees Regarding the Offer.*
(a)(7)	Form of Grants Eligible For Exchange Report.*
(a)(8)	Notice to Eligible Employees*
(b)	Not applicable.
(d)(1)	Form of Restricted Share Grant Agreement for U.S. Employees (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(2)	Form of Replacement SAR Award Agreement for U.S. Employees (included as Appendix C in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(3)	Form of Restricted Share Grant Agreement for Non-U.S. Employees (included as Appendix D in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(4)	Form of Replacement SAR Award Agreement for Non-U.S. Employees (included as Appendix E in the Offer to Exchange filed as Exhibit (a)(1) hereto).
(d)(5)	Georgia-Pacific Long-Term Incentive Plan, as amended through January 1, 2002 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed March 28, 2003, File No. 1-3506).
(d)(6)	Amendment to Georgia-Pacific Long-Term Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(7)	Georgia-Pacific 1995 Shareholder Value Incentive Plan, as amended through December 16, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(8)	Amendment to Georgia-Pacific 1995 Shareholder Value Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(9)	Georgia-Pacific Long-Term Appreciation Plan.*
(d)(10)	Amendment Number One to the Georgia-Pacific Corporation Long-Term Appreciation Plan.*
(d)(11)	Fort James Corporation 1996 Stock Incentive Plan, as amended through August 12, 1997 (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(12)	Amendment to the Fort James Corporation 1996 Stock Incentive Plan, dated as of May 6, 2003 (incorporated herein by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(13)	James River Corporation of Virginia 1987 Stock Option Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(d)(14)	Amendment to the James River Corporation of Virginia 1987 Stock Option Plan, dated as of May 6, 2003 (incorporated herein by reference to Exhibit A of the Company’s Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on March 28, 2003, File No. 1-3506).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.